PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas PHOENIX SAN DIEGO SILICON VALLEY

November 20, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Charlie Guidry Mara Ransom Bill Thompson

Re:	My Racehorse CA LLC Form 1-A filed September 10, 2018 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 10, 2018, relating to the above referenced Offering Statement on Form 1-A (the “Offering Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Offering Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Offering Statement filed on September 10, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Offering Statement filed on September 10, 2018), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1.

Securities and Exchange Commission

November 20, 2018

Form 1-A filed September 10, 2018

Financial Statements

General, page F-1

1.	Please update your financial statements in accordance with of Part FS of Form 1-A. Please refer to paragraph (c) of Part FS of Form 1-A.

In response to the Staff’s comment, the Company has updated the financial statements in accordance with Part F/S of Form 1-A.

Note 8 – Subsequent Events, page F-10

2.	We note you entered into a profit participation convertible promissory note on September 7, 2018 in the amount of $15,606 payable to Mr. Michael Behrens. Please tell us why this transaction is not disclosed as a subsequent event.

In response to the Staff’s comment, the Company has updated the disclosure on page 11 to include unaudited financial statements for the nine-month period ending September 30, 2018 to disclose this transaction.

Part I, Item 6 Unregistered Securities Issued or Sold Within One Year, page I-1

3.	You indicate that all ten previously offered series were offered using the 3(a)(11) exemption of the Securities Act. You also claim to have used Rule 506(c), see Page 20 of the offering circular. Please tell us how you are able to use the intrastate offering exemption given that you are organized in Nevada and, according to your Amended and Restated Series Limited Liability Company Agreement, have a principal place of business California. Note that Rule 147A was promulgated under Section 28 of the Securities Act, not under Section 3(a)(11). Alternatively, if you exclusively relied upon Rule 506(c), please state as much.

In response to the Staff’s comment, the Company has revised the disclosure on Part I, Item 6 to clarify that the previously offered series were offered in reliance on Rule 147A, promulgated under Section 28 of the Securities Act and not under Section 3(a)(11) of the Securities Act. The Company supplementally advises the Staff that Series Cairo Kiss Interests were initially offered under Rule 506(c) and then, subsequent to closing such 506(c) offering, Series Cairo Kiss Interests were offered in a new offering under Rule 147A.

Part II, Item 3 Offering Summary – Manager, page II-2

4.	You state that the Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as the Investors. This disclosure appears to conflict with your statement on page 36 that Experiential Squared or an affiliate will not own any Interests. Revise to clarify whether the Manager and/or its affiliates has determined whether to purchase Interests in this offering and, if so, quantify such amounts.

Securities and Exchange Commission

November 20, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 35 to clarify that Experiential Squared or an affiliate has no present intention to acquire any Interests in the offering of Series Palace Foal, but reserves the right in the future to decide to invest in the Offering on the same terms and conditions as the Investors.

Part II, Item 3 Offering Summary – Underlying Asset, page II-2

5.	Here, on page 25, and elsewhere in the Offering Circular as necessary, please clarify for your investors that the Underlying Asset is a 51 percent ownership interest in Palace Foal.

In response to the Staff’s comment, the Company has revised the disclosures on page 2, page 25 and elsewhere in the Offering Statement to clarify that the Underlying Asset is a 51 percent ownership interest in Palace Foal.

Part II, Item 3 Offering Summary - Offering Period , page II-3

6.	Clarify the date by which this Offering will terminate. In the second sentence, it seems as though you intend for the Offering to terminate on whichever event occurs sooner. If so, please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and elsewhere in the Offering Statement to clarify the date by which the Offering will terminate.

Part II, Item 3 Offering Summary - Use of Proceeds, page II-3

7.	You indicate that "the Manager has agreed to pay and not be reimbursed for Offering Expenses" and that "[t]he Manager bears all expenses related to items (iii) above [the Offering Expenses] on behalf of the Series and is reimbursed by the Series through the proceeds of a successful offering." Please clarify whether Experiential Squared will be reimbursed for the Offering Expenses.

In response to the Staff’s comment, the Company advises the Staff that Experiential Squared will not be reimbursed for the Offering Expenses for this Offering related to Series Palace Foal, but will be reimbursed for Offering Expenses by series in subsequent offerings.

Part II, Item 3 Offering Summary - Operating Expenses, page II-4

8.	Clarify for how long you have estimated that the amount of Operating Expenses you have disclosed on page 18 will last, so that it is clear at what point you will need additional funds. Also clarify whether or not you have purchased insurance for the Palace Foal.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 to clarify that the cash reserves for Operating Expenses, including Upkeep Fees, for Series Palace Foal are estimated to last through calendar year 2019 whether or not Palace Foal generates revenues in 2019. The purchase price of Palace Foal includes such reserves for Operating Expenses through 2019. The Company anticipates that Palace Foal may begin racing and, thus, generating revenue as early as July 2019 which should allow Series Palace Foal to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Palace Foal need more time than anticipated in training or fails to generate sufficient revenues as expected, Series Palace Foal has reserves in place to cover such contingencies through 2019. The Company has not yet purchased insurance for the Palace Foal, but intends to do so just prior to the commencement of the Offering of Series Palace Foal Interests.

Securities and Exchange Commission

November 20, 2018

The Company supplementally advises the Staff that in the Series Palace Foal offering, as well as subsequent series offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such series thereafter.

Part II, Item 3 Offering Summary - Management Fee, page II-5

9.	Disclose the frequency in which the 10% of Gross Proceeds fee is due to the Manager and, assuming this fee recurs, whether this fee accumulates if no Gross Proceeds are available.

In response to the Staff’s comment, the Company advises the Staff that the Management Fee does not accumulate if no Gross Proceeds are generated. The Management Fee of 10% of Gross Proceeds is due only upon each revenue-generating event of such series. The frequency with which such event occurs is dependent on the racing schedule of the Underlying Asset, potential sales of the Underlying Asset, and other revenue-generating events which do not occur on a fixed or set time period (e.g. quarterly or monthly) but which will recur on an ongoing basis so long as revenue is generated.

Part II, Item 3 Risk Factors, page II-7

10.	Where you discuss there is no public trading market for your securities, clarify whether you have any intent to develop one.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 to clarify that it has no present intention to develop a public trading market.

Part II, Item 6, Use of Proceeds, page II-17

11.	Please describe the anticipated material changes in the use of proceeds if less than all of the securities being qualified are sold. Specifically, please disclose your plans if you do not raise sufficient proceeds to cover the Asset Cost of the Palace Foal. See Instruction 3 of Part II, Item 6.

Securities and Exchange Commission

November 20, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 17, to disclose the Company’s plans if it does not raise sufficient proceeds to cover the Asset Cost of the Palace Foal.

Part II, Description of Palace Foal, page II-18

12.	Regarding your valuation of Palace Foal, you indicate that it is valued at $30,000, see the "Valuation" section of the graphic on page 18, and at $60,000, see "Summary Overview" on page 18. Please explain or revise to make your estimated value consistent.

In response to the Staff’s comment, the Company supplementally advises the Staff that that the valuation of Palace Foal is $60,000. The Underlying Asset has a standalone asset value of approximately $30,000 but Operating Expenses reserves of an additional approximately $30,000 is required to operate the Underlying Asset which, combined with the asset value, sets the aggregate valuation for this offering.

13.	As this section contains the view of an expert, please provide the consent required by Part III, Item 17(11) of Form 1-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to remove reference to an “expert.” The Company is relying on the business experience of its Manager and its officers to conduct due diligence and analysis of racehorses, not the expert opinion of any third party.

Part II, Item 9 Liquidity and Capital Resources, page II-20

14.	Your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management´s plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Also, you should describe in more detail your expected sources of cash to meet these demands.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company (if viewed as if it were a separate and distinct entity apart from its series) will not have much, if any, need for cash reserves and, instead, each series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such series thereafter. The Manager, Experiential Squared, is a separate entity with separate funding necessary to maintain its operations independently of the Company, but which will be compensated for services provided to the Company on a series-by-series basis in the form of either the Management Fee (if a series generates Gross Proceeds) or reimbursement of expenses which are reserved as Operating Expenses at the outset of each series’ formation. Further, in the event that a series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Dividend Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

Securities and Exchange Commission

November 20, 2018

Part II, Item 9 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-20

15.	We understand the table at the top of the page sets forth various Series created to offer membership interests in racehorses acquired by each of the Series with funds loaned to each Series by officers of the Manager. Please confirm that our understanding is correct or explain to us in detail what the table represents. In addition, please provide us with a detailed description of what each line item in the table represents. Finally, please explain to us in detail why the capital raised, racehorses acquired and any unpaid officer loans, and related operations are not reflected in your financial statements. Please refer to Part II, Item 9(c) of Form 1-A.

In addition, please tell us how you are accounting for acquired racehorses and the issuance of series membership interests in the Company and the basis in GAAP for your accounting treatment citing relevant authoritative literature.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 to provide a detailed description of the line items in the table and revised the disclosures in the financial statements to address such operations. The Company supplementally advises the Staff that the table at the top of page 20 does indeed set forth various series created to offer membership interests in racehorses acquired by each of the series. Some, but not all, of these series have, or did have, funds loaned to each series by officers of the Manager, which loans are denoted by footnote (4). Not all such series have loans because such series can be offered immediately under Rule 147A and a corresponding California offering permit without the Commission review that must be undertaken as in this Regulation A offering. As such, the period between when a horse is acquired and when it is assigned to the series is shorter thus not requiring the additional protections of the participation promissory note attributable to Series Palace Foal.

As it relates to the accounting treatment issue, the accounting for the acquisition within an individual series is recorded at the cost of the horse asset/investment in accordance with ASC 360-10-30. The series often acquires the horse asset with loaned funds from the Manager of the Company or from one of the Manager’s affiliates. Upon issuing interests in the Company corresponding to the specific series, the Company records a separate class of equity in accordance with the general provisions of ASC 505-10. Proceeds from the securities issuances are then used to re-pay the Manager's loan (or the affiliate’s loan).

Securities and Exchange Commission

November 20, 2018

Part II, Item 9 Operating Results, page II-20

16.	You disclose since formation in December 2016, you have been focused on the development of the offering and marketing for fundraising and spent $10,200 on various general, administrative and start-up activities. This disclosure appears inconsistent with your disclosure in the introduction to the table at the top of the page where you disclose you have been engaged primarily in acquiring a collection of racehorses with loans from officers of the Manager, and developing the financial, offering and other materials to begin fundraising. In addition, it appears that you have acquired a number of racehorses and sold Series membership interests in the acquired racehorses. Please revise to discuss the results of operations with regard to the outstanding series' membership interests and related racehorses set forth in the table or tell us why disclosure of such information is not required. Please refer to Part II, Item 9 of Form 1-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 to discuss the results of operations related to the outstanding series and related racehorses and revised the disclosures in the financial statements to address such operations.

Part II, Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page II-20

17.	Please state whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you will need to raise additional funds in the next six months to implement your plan of operations. See Part II, Item 9(c) of Form 1-A.

In response to the Staff’s comment, the Company advises the Staff that it believes that proceeds from this Offering will satisfy cash requirements and that it will not need to raise additional funds in the next six months to implement its plan of operations. As described in response to the Staff’s Comment Nos. 8 and 14, each series will have reserves that are intended to maintain such series’ interests in an underlying asset, including through calendar year 2019 as it relates to Series Palace Foul. The Company’s operations are broken down into series which each have their own operations, expenses, revenues and liabilities and each such series will have a reserve for Operating Expenses that is estimated to be sufficient to maintain such an underlying asset indefinitely without the need to raise additional capital.

18.	Elaborate upon how and when the Company and, more specifically, this Series may recognize its share of horse earnings from the Palace Foal. Disclose the timeline for development of the Palace Foal.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 to further disclose the timeline for development of the Palace Foal. The Company supplementally advises the Staff that most of the series will acquire racehorses that are of racing age and intend to generate revenue shortly after such series is formed. Revenue-generating events related to such racehorses include, but are not limited to purse winnings from races, claiming races (which may result in a sale of a racehorse held by a series), sales of the racehorse, marketing or sponsorship activities and the sale of future breeding rights.

Securities and Exchange Commission

November 20, 2018

Part II, Item 5, Plan of Distribution and Subscription Procedure, page II-21

19.	You indicate that Experiential Squared, Inc. is not a broker-dealer and that no underwriter has been engaged in connection with this offering. Given that Experiential Squared, Inc. is providing the offering platform and conducting various services, please tell us why you do not believe that Experiential Squared is an underwriter and whether any persons affiliated with you or Experiential Squared are relying upon Rule 3a4-1 in connection with this offering.

In response to the Staff’s comment, the Company advises the Staff that Experiential Squared, Inc. has licensed use of the MyRacehorse™ Platform to the Company for its own use to sell its own securities using Experiential Squared, Inc.’s technology as provided in the Management Services Agreement between the entities. The securities being offered hereby will only be offered by the Company and the following persons associated with the Company, in reliance on the exemption from registration contained in Rule 3a4-1 of the Exchange Act:

•	David Kandasamy

•	Michael Behrens

The Company believes the named individuals satisfy the requirements of Rule 3a4-1 of the Exchange Act because they are “associated persons” of the Company who (1) are not subject to any statutory disqualification as defined in Section 3(a)(39); (2) are not to be compensated in connection with their respective participation through commissions or other remuneration based either directly or indirectly on transactions in securities; (3) are not and do not intend to become associated persons of any broker or dealer; and (4) meet all of the conditions of paragraph (a)(4)(ii) of Rule 3a4-1. Moreover, though the Company expects that each of Mr. Kandasamy and Mr. Behrens will participate in the selling or offering of securities of the Company more than once every 12 months, each will do so in compliance with the conditions of paragraph (a)(4)(ii)(C) of Rule 3a4-1, by restricting his participation to one or more of the following activities permitted under paragraph (a)(4)(iii) of Rule 3a4-1(a):

A.	Preparing written communications whose content has been approved by a partner, director or officer of the Company and delivering such written communications through means that do not involve oral solicitation;

B.	Responding to inquiries of a potential purchaser, in a communication initiated by the potential purchaser, provided that that the content of such responses is limited to information contained in the applicable Form 1-A offering statement of the Company; and

C.	Performing ministerial or clerical work involved in effecting any securities transaction.

Securities and Exchange Commission

November 20, 2018

As a result, the Company believes its contemplated offering structure and the participation of Mr. Kandasamy and Mr. Behrens therein will comply with paragraph (a)(4)(ii)(C) of Rule 3a4-1.

20.	Please identify the services to be provided by both the Manager and MyRaceHorse Platform in relation to the offering, including whether either entity solicits investors, handles customer funds and securities, or participates in negotiations, and specifically what fees are paid to each entity in connection with its services. Please also explain why neither the Manager nor MyRaceHorse Platform is required to register as a broker-dealer.

In response to the Staff’s comment, the Company advises the Staff that as discussed in more detail in response to the Staff’s Comment No. 19, the Manager through the actions of associated persons Mr. Kandasamy and Mr. Behrens, will use the licensed technology of the MyRacehorse™ Platform to offer the Company’s securities on behalf of the Company in reliance on the exemption from registration contained in Rule 3a4-1 of the Exchange Act. The Company believes that the MyRacehorse™ Platform is merely the online means of communication by which securities of the issuer are sold by associated persons of the issuer. Neither the Manager nor the associated persons are to be compensated in connection with their respective participation through commissions or other remuneration based either directly or indirectly on transactions in securities. Rather, Manager is paid (i) a Due Diligence Fee based on its efforts and those of the associated persons in researching, analyzing, scouting and selecting certain racehorses for acquisition by the Company via its series, and (ii) a Management Fee payable as a result of revenue generated by such series upon successful operations of the Company whether due to a sale of an underlying asset, purse winnings, or other operations wholly unrelated to the offer or sale of securities.

Moreover, Mr. Kandasamy and Mr. Behrens will participate in the selling or offering of securities of the Company in compliance with the conditions of paragraph (a)(4)(ii)(C) of Rule 3a4-1, by restricting their participation to one or more of the following activities permitted under paragraph (a)(4)(iii) of Rule 3a4-1(a):

A.	Preparing written communications whose content has been approved by a partner, director or officer of the Company and delivering such written communications through means that do not involve oral solicitation;

B.	Responding to inquiries of a potential purchaser, in a communication initiated by the potential purchaser, provided that that the content of such responses is limited to information contained in the applicable Form 1-A offering statement of the Company; and

C.	Performing ministerial or clerical work involved in effecting any securities transaction.

As a result, the Company believes its contemplated offering structure and the participation of Mr. Kandasamy and Mr. Behrens therein will comply with paragraph (a)(4)(ii)(C) of Rule 3a4-1 and thus no broker-dealer registration is required.

Securities and Exchange Commission

November 20, 2018

Part II Racehorse Ownership Interests, page II-25

21.	You state here that "the individual Series will receive a percentage of the purse winnings that is equal to its ownership percentage." Clarify whether your references to purse winnings are the same as your references elsewhere to "distributions" and "dividends." If this is the sole manner in which holders of this Series will be able to "monetize the 'Underlying Asset'," as you state on page 2, please make this clear.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 to clarify that a reference to “purse winnings” is just one of many possible revenue-generating events that would, assuming sufficient capital reserves and the deduction of any expenses or fees, result in distributions on a pro rata basis to each such holder. As mentioned in response to the Staff’s Comment No. 18, revenue-generating events related to such racehorses include purse winnings from races, claiming races (which may result in a sale of a racehorse held by a series), sales of the racehorse, marketing or sponsorship activities and the sale of future breeding rights. Accordingly, a percentage of purse winnings is not the sole manner in which revenue is generated by a series which could result in a distribution to a series holder.

22.	Please describe how the interest in the Underlying Asset will be transferred from the Company, where it appears to be currently held, per the Equine Co-Ownership and Acquisition Agreement for Palace Foal, to this Series.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is structured as a Nevada series limited liability company that issues different series of interests for each underlying asset. Each series of interest, including the Series Palace Foal Interest, will merely be a separate series and not a separate legal entity. In order to maintain compliance with Nevada Revised Statutes Section 86.296, the Company intends to maintain separate and distinct records for each series of interests and account for them separately and otherwise meet the requirements of Nevada law. As such, title to the underlying assets will be held by, or for the benefit of, the applicable series of interests by the Company and separate and distinct records for each series will be maintained to document such title applicable to such corresponding series.

Part II, Item 7, Description of the Business

Plan of Operations, page II-26

23.	Please tell us how the lender can have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by the Underlying Asset when it doesn't appear, at least in this Offering, that there will be any revenue generated prior the close of the Offering. You also mention the right of the lender "to convert into the unsold portion of the offering prior to being fully funded." Please disclose whether the lender affiliated with the Palace Foal purchase has such rights.

Securities and Exchange Commission

November 20, 2018

In response to the Staff’s comment, the Company supplementally advises the Staff that, as it relates to this Offering, though the Palace Foal is a foal and thus is not yet of racing age, there are other revenue generating activities, such as a potential sale of the Underlying Asset which may occur prior to completion of the Offering. In the event that such a revenue generating event occurs, despite being unlikely in the case of the Palace Foal, the lender will have a right to participate in pre-closing distributions and/or convert into unsold portions of the Offering. In subsequent series offerings, the Company will likely offer interests in more mature racehorses that may be more likely to generate revenue prior to closing of an offering than Palace Foal. In these subsequent series offerings, such lender will participate in any such dividends or distributions.

Part II Size of Thoroughbred Business, page II-26

24.	You indicate that an "average racehorse" sells for approximately $74,000, but the material you reference indicates that a racehorse sells for an average price of approximately $74,000. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 to clarify that the “average sales price” for a racehorse is approximately $74,000, not the “average racehorse.”

Part II, Item 14, Description of Interests Offered

Dispute Resolution, page II-39

25.	We note that series unitholders are subject to arbitration on all matters related to the Company and the Operating Agreement. Please disclose whether arbitration is intended to be the exclusive means for resolving matters with your unitholders. Further, please revise your disclosure to clarify whether mandatory arbitration applies to claims made under the federal securities laws. Please also add risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 and elsewhere to clarify that mandatory arbitration does not apply to claims made under the federal securities laws. The Company intends that series unitholders are subject to arbitration on all other matters related to the Company and the Operating Agreement.

Exhibits

26.	Exhibit 11.1, Consent of Independent Public Accounting Firm, refers to the statement of shareholder's equity rather than the statement of Members' Capital. Please revise.

In response to the Staff’s comment, the Company has revised the Consent of Independent Public Accounting Firm to refer to the statement of Members’ Capital.

Securities and Exchange Commission

November 20, 2018

General

27.	Regarding the $10,200 loan from your founder, which you reference in your financial statements, in an appropriate place in the Offering Circular, please provide the information required by Part II, Item 13 of Form 1-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 to provide the information required by Part II, Item 13 of Form 1-A.

****

Please direct any questions regarding the Company’s responses or Amendment No. 1 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely, PROCOPIO, CORY, HARGREAVES & SAVITCH LLP /s/Christopher L. Tinen Christopher L. Tinen

cc:	Michael Behrens, My Racehorse CA LLC
David Kandasamy, My Racehorse CA LLC